[Piedmont Natural Gas Letterhead]
January 24, 2006
Ms. Sarah Goldberg
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D. C. 20549

Re:	Piedmont Natural Gas Company, Inc.
Form 8-K Filed January 17, 2006
File No. 1-6196
Dear Ms. Goldberg:
We respectfully provide the following response to the comment arising from your review of the above filing, as described in your letter dated January 19, 2006. For ease of reference, we have reproduced and italicized your comment language.
In Form 10-K for fiscal year ended October 31, 2005, we note you concluded that both internal controls over financial reporting and disclosure controls and procedures were effective as of October 31, 2005. In light of the errors discovered, please explain to us how you reached such conclusions.
Please note the errors and restatement were related to our consolidated cash flows for the years ended October 31, 2004 and 2003, and our consolidated balance sheet as of October 31, 2004. The errors in those financial statements were identified through the operation of our controls over the financial closing and reporting process during 2005 and up through the time of preparation of our financial statements for the year ended October 31, 2005, with the exception of the error relating to the inappropriate netting of customer credit balances in accounts receivable and prepaid group insurance assets in accounts payable. Management evaluated the control deficiency underlying such error that existed at October 31, 2005, and determined that it did not represent a material weakness. As a result, management concluded that our internal control over financial reporting and disclosure controls and procedures were effective as of October 31, 2005.

In responding to your comment, we acknowledge that:
•	Piedmont Natural Gas is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Piedmont Natural Gas may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me if you have additional questions or comments.
Very truly yours,
/s/ Barry L. Guy
Barry L. Guy
Vice President and Controller
704-731-4327
barry.guy@piedmontng.com

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